SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)*

I-MINERALS INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

44973V
(CUSIP Number)

BV NATURAL RESOURCES LLC
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons BV NATURAL RESOURCES LLC

2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐

3.	Sec Use Only

4.	Source of Funds WC & CO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Idaho

	7.	Sole Voting Power N/A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	8.	Shared Voting Power 36,803,890 common shares

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power 36,803,890 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,803,890 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 39.3%

14.	Type of Reporting Person (See Instructions) OO

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Amendment No. 2 to Schedule 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the undersigned on February 27, 2015, as amended on September 9, 2022 (as further amended hereby, the “Schedule 13D”). This Amendment reflects (a) that Allen L. Ball, a former director of I-MINERALS INC. (“I-Minerals” or the “Issuer”), is, as of September 30, 2022, no longer the beneficial owner of shares of the Issuer held by BV Natural Resources, LLC, an Idaho limited liability corporation (“BVNR” or “Reporting Person”), and (b) that BV Lending, LLC, an Idaho limited liability company and an affiliate of BVNR (“BV Lending”), has entered into a stock purchase agreement with Issuer dated September 14, 2022.

ITEM 1.SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D Statement relates is common shares, without par value, of the Issuer. The principal executive office of the Issuer is Suite 880, 580 Hornby Street, Vancouver, BC V6C 3B6.

ITEM 2.IDENTITY AND BACKGROUND

(a)This Schedule 13D is being filed by: BVNR.

(b)The principal business address for each of the Reporting Persons is 2194 Snake River Parkway, Suite 300, Idaho Falls, ID 83402.

(c)The principal business of BVNR is investing in businesses and securities.

(d)The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)BVNR was formed under the laws of the State of Idaho.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Open Market Share Purchases

The Reporting Persons purchased approximately 826,500 common shares of the Issuer on the open market at an approximate cost of 137,699 USD.

Private Placements

The Reporting Persons acquired a total of 14,770,870 common shares of the Issuer for total proceeds of approximately 2,783,782 USD under private placement transactions with the Issuer.

Loan Agreements

The Issuer entered into loan agreements with BV Lending, LLC, an affiliate of BVNR, dating from September 2012 through the present day, and three of the loan agreements are currently outstanding. Under the terms of the loan agreements, the Reporting Person was issued the following securities of the Issuer:

(a)9,417,924 common shares of the Issuer to settle accrued interest;

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(b)3,066,900 common shares of the Issuer to settle outstanding indebtedness; and,

(c)7,247,112 common shares of the Issuer as bonuses for cash advances under certain loan agreements.

Exercise of Share Purchase Warrants

The Reporting Persons acquired 1,455,084 common shares of the Issuer for proceeds of 202,875 USD in connection with the exercise of previously granted share purchase warrants.

ITEM 4.PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded as follows:

On September 14, 2022, I-Minerals entered into a stock purchase agreement (the “Stock Purchase Agreement”) with BV Lending and the I-Mineral’s subsidiary, i-minerals USA, Inc. (“i-minerals USA”), an Idaho company that owns the leases that comprise the Helmer-Bovill Property. Under the terms of the Stock Purchase Agreement, I-Minerals has agreed to sell all of the issued and outstanding common shares of i-minerals USA to BV Lending (the “Transaction”).

In consideration of all of the issued and outstanding shares of i-minerals USA, each of I-Minerals and BV Lending agreed that:

•Immediately prior to closing of the Transaction, I-Minerals will contribute to i-minerals USA an intercompany debt owed by i-minerals USA to I-Minerals in the amount of approximately US$25.7 million, resulting in the cancellation of the outstanding indebtedness.

•At the closing of the Transaction, I-Minerals will sell all of the shares of i-minerals USA to BV Lending for an amount equal to $3,000,000 (the “Share Value”).

•The Share Value will be satisfied by BV Lending on a non-cash basis by the set off of an equal amount of debt owed by I-Minerals to BV Lending (the “Set Off”).

•Immediately following the Set Off, BV Lending will transfer to I-Minerals the balance of the debt owed by I-Minerals to BV Lending (which debt was approximately US$35.4 million before the Set Off).

•Previously entered into loan agreements dated June 1, 2016, September 11, 2018 and October 25, 2019 among I-Minerals, BV Lending and i-minerals USA, including all security granted thereunder, will be terminated and/or discharged

•I-Minerals will be subject to non-competition and non-solicitation covenants in favor of BV Lending for a period of five years commencing on closing of the Transaction.

•The Transaction is subject to the approval of the Transaction by shareholders of I-Minerals (the “Shareholders”) and the TSX Venture Exchange.

As part of the Transaction, BV Lending has agreed to pay taxes that will become payable by I-Minerals as a result of the Transaction (approximately US$450,000). In consideration for such payment by BV Lending, I-Minerals will issue a promissory note in favor of BV Lending for the amount of the taxes so paid. The promissory note will be repaid out of any refund received by I-Minerals from the applicable government agency.

Following the completion of the Transaction, I-Minerals will not have any mineral properties due to the sale of i-minerals USA, which owns the Helmer-Bovill Property. Accordingly, I-Minerals will need to identify and, if successful, acquire a new business.

Closing of the Transaction is subject to a number of key conditions including shareholder approval, TSX Venture Exchange approval, no more than 5% of the shareholders exercising their dissenting rights and other such other conditions that are customary for this type of Transaction.

BV Lending was founded by Mr. Allen L. Ball, a former director of I-Minerals, and is an affiliate of BVNR.

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ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

(a)Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Persons beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
BV Natural Resources LLC	Common Shares	36,803,890	39.3%

*As of September 19, 2022, the Issuer had 93,730,212 shares of common stock issued and outstanding.

(b)Power to Vote and Dispose of the Issuer Shares:

BVNR has voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by the Reporting Person.

(c)Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is incorporated by this reference.

The Issuer had three loan agreements with $34,855,516 in indebtedness as of April 30, 2022, with BV Lending (the “Lender”). All outstanding indebtedness is due and payable on December 31, 2022. The Lender may negotiate additional loan repayment extensions with the Issuer but has no obligation to do so.

All three loan agreements accrue any interest due as an advance, unless the Lender elects with due notice to have the interest paid in cash or shares of the Issuer. The 2016 Loan Agreement (“First, Second and Third Promissory Notes”), the 2018 Loan Agreement (“Fifth Promissory Notes”), and the 2019 Loan Agreement (“Sixth Promissory Notes”) accrue interest at annual rates of 12%, 14%, and 14%, respectively. On July 15, 2021, the interest rate was decreased to 0.13% per annum effective May 1, 2021 for no consideration.

The 2016 and 2018 loan agreements awarded finance fees in the form of shares and/or warrants of the Issuer to an affiliate of the Lender at a specified rate for each cash advance.

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First, Second and Third Promissory Notes

On September 13, 2013, January 27, 2014 and December 4, 2014, I-Minerals entered into agreements with BV Lending LLC, a company controlled by Allen L. Ball, a director of our Company (the “Lender”) pursuant to which $5,787,280 was advanced to I-Minerals in tranches (the “First Promissory Notes”). On February 18, 2015 and December 1, 2015, I-Minerals entered into agreements with the Lender pursuant to which $5,457,000 was advanced to I-Minerals in tranches (the “Second Promissory Notes”). On June 1, 2016, October 25, 2017, January 19, 2018 and March 30, 2018, I-Minerals entered into agreements with the Lender pursuant to which $4,045,000 was advanced to I-Minerals in tranches (the “Third Promissory Notes”). In addition, the First Promissory Notes and the Second Promissory Notes were amended and combined with the Third Promissory Notes with a modified maturity date of March 31, 2019.

On October 25, 2017, I-Minerals entered into an amending agreement with the Lender to extend the maturity date of the outstanding Promissory Notes from December 2, 2017 to March 31, 2019. In consideration for the extension, I-Minerals agreed to pay a 1% extension fee in the amount of $168,152 with the fee deemed as advances (not subject to bonus shares or bonus warrants). On March 27, 2019, an amending agreement was entered into extending the maturity date of the Promissory Notes from March 31, 2019 to June 30, 2019 for no consideration. On June 28, 2019, the Third Promissory Notes maturity date was extended to October 31, 2019. On October 25, 2019, I-Minerals entered into an amending agreement with the Lender extending the maturity date of the Third Promissory Notes, for no consideration to the earlier of (i) June 30, 2020 and (ii) 60 days after a pre-feasibility study has been filed on SEDAR. Through a series of amendments, the maturity date was extended to February 15, 2023. In addition, the interest rate was decreased to 0.13% per annum effective May 1, 2021 from 12% to 14%.

Certain conditions may result in early repayment including immediate repayment in the event a person currently not related to I-Minerals acquires more than 40% of the outstanding common shares of I-Minerals.

The Third Promissory Notes bear interest at the rate of 0.13% per annum and during the year ended April 30, 2022, I-Minerals recorded interest of $32,880 (2021 - $3,048,758). Interest is payable semi-annually as calculated on May 31st and November 30th of each year. Interest is to be paid either in cash, in common shares or deemed an advance of principal at the option of the Lender. A 5% late payment penalty may apply if payment is not paid within ten days after the due date. During the year ended April 30, 2022, the Lender elected to have interest payable from December 1, 2020 to November 30, 2021 of $1,331,675 deemed as advances.

Fifth Promissory Notes

On September 11, 2018, I-Minerals entered into a Loan Agreement the Lender pursuant to which up to $2,500,000 will be advanced to I-Minerals in tranches (the “Fifth Promissory Notes”). As at April 30, 2020, I-Minerals had received $2,500,000 in advances pursuant to the Fifth Promissory Notes. The Fifth Promissory Notes were due on December 31, 2019. On October 25, 2019, I-Minerals entered into an amending agreement with the Lender extending the maturity date for both notes, for no consideration, to the earlier of (i) June 30, 2020 and (ii) 60 days after a pre-feasibility study has been filed on SEDAR. In addition, the interest rate was decreased to 0.13% per annum effective May 1, 2021 from 12% to 14%.

The Fifth Promissory Notes bear interest at the rate of 0.13% per annum payable semi-annually as calculated on May 31st and November 30th of each year. Interest is to be paid either in cash, in common shares or deemed an advance of principal at the option of the Lender. During the year ended April 30, 2022 I-Minerals recorded interest of $4,017 (2021 - $428,415). The lender elected to have interest payable of $187,867 from December 1, 2020 to November 30, 2021 deemed as advances.

I-Minerals and the Lender agreed that the Lender is to receive bonus shares equal to 6% of each loan tranche advanced under the Fifth Promissory Notes divided by I-Minerals’ common share market price up to a maximum of 1,054,097 bonus shares. During the year ended April 30, 2020, I-Minerals issued 1,054,097 bonus shares to the Lender at the fair value of $106,858. The fair value of the bonus shares was determined by reference to the trading price of I-Minerals’ common shares on the date the advances were received.

The aggregate finance fees (bonus shares) are recorded against the promissory notes balance and are being

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amortized to the Statement of Loss over the life of the promissory notes using the effective interest method. The accretion expense in respect of the debt discount recorded on the issuance of bonus shares totaled $nil for the year ended April 30, 2021 (2021 - $nil). The unamortized debt discount as at April 30, 2022 is $nil (2021 – $nil).

Sixth Promissory Notes

On October 25, 2019, I-Minerals entered into a Loan Agreement with the Lender pursuant to which up to $700,000 will be advanced to I-Minerals in tranches (the “Sixth Promissory Notes”). On January 20, 2020 and July 8, 2020, I-Minerals entered into amending agreements whereby the Lender agreed to advance an additional $600,000 and $1,200,000, respectively, under the same terms as the Sixth Promissory Notes. As at April 30, 2022, I-Minerals had received $3,350,000 in advances pursuant to the Sixth Promissory Notes. Subsequent to April 30, 2022, I-Minerals received $125,000 pursuant to the Sixth Promissory Notes.

The Sixth Promissory Notes were due on the earlier of (i) June 30, 2020 and (ii) 60 days after a pre-feasibility study has been filed on SEDAR. On June 4, 2020, the promissory notes were extended to December 15, 2020 for no consideration. The interest rate was decreased to 0.13% per annum effective May 1, 2021 from 12% to 14%; on June 14, 2022, the Lender agreed to advance an additional $450,000, under the same terms as the Sixth Promissory Notes; and through a series of amendments, the maturity date was extended to February 15, 2023.

The Sixth Promissory Notes bear interest at the rate of 0.13% per annum and during the year ended April 30, 2022, I-Minerals recorded interest of $3,725 (2021 - $248,064). Interest is payable semi-annually as calculated on May 31st and November 30th of each year. Interest is to be paid either in cash, in common shares or deemed an advance of principal at the option of the Lender. A 5% late payment penalty may apply if payment is not paid within ten days after the due date. During the year ended April 30, 2022, the Lender elected to have interest payable from December 1, 2020 to November 30, 2021 of $127,921 deemed as advances.

The Third Promissory Notes, the Fifth Promissory Notes and the Sixth Promissory Notes are collateralized by I-Minerals’ Helmer-Bovill Property.

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ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
2.1	Stock Purchase Agreement dated September 14, 2022(21)
10.1	Loan Agreement dated September 13, 2013 between the Company and BV Lending LLC.(1)
10.2	Loan Agreement dated February 18, 2015 between the Company and BV Lending LLC.(2)
10.3	Amendment Agreement dated December 1, 2015 between the Company and BV Lending LLC.(3)
10.4	Loan Agreement dated June 1, 2016 between the Company and BV Lending LLC.(4)
10.5	Amending Agreement dated October 25, 2017 between the Company and BV Lending LLC.(5)
10.6	Amending Agreement dated January 18, 2018 between the Company and BV Lending LLC.(6)
10.7	Amending Agreement dated March 20, 2018 between the Company and BV Lending LLC.(7)
10.8	Loan Agreement dated September 11, 2018 between the Company and BV Lending LLC.(8)
10.9	Amending Agreement dated March 27, 2019 between the Company and BV Lending LLC(9)
10.10	Amending Agreement dated June 28, 2019 between the Company and BV Lending LLC(9)
10.11	Loan Agreement dated October 25, 2019 between the Company and BV Lending LLC.(10)
10.12	Amending Agreement dated October 25, 2019 between the Company and BV Lending LLC.(11)
10.13	Amending Agreement dated October 25, 2019 between the Company and BV Lending LLC.(11)
10.14	Amending Agreement dated January 20, 2020 between the Company and BV Lending LLC.(12)
10.15	Amending Agreements dated June 4, 2020 between the Company and BV Lending LLC.(13)
10.16	Amending Agreement dated July 8, 2020 between the Company and BV Lending LLC.(13)
10.17	Amending Agreements dated December 3, 2020 between the Company and BV Lending LLC.(14)
10.18	Amending Agreements dated March 9, 2021 between the Company and BV Lending LLC.(15)
10.19	Amending Agreements dated July 15, 2021 between the Company and BV Lending LLC.(16)
10.20	Amending Agreements Dated August 13, 2021 between the Company and BV Lending LLC.(19)
10.21	Amending Agreements Dated September 13, 2021 between the Company and BV Lending LLC.(19)
10.22	Amending Agreements Dated October 13, 2021 between the Company and BV Lending LLC.(19)
10.23	Amending Agreements dated November 15, 2021 between the Company and BV Lending LLC.(17)
10.24	Amending Agreements Dated December 15, 2021 between the Company and BV Lending LLC.(19)
10.25	Amending Agreements Dated January 13, 2022 between the Company and BV Lending LLC.(19)
10.26	Amending Agreements Dated February 15, 2022 between the Company and BV Lending LLC.(19)
10.27	Amending Agreements dated March 21, 2022 between the Company and BV Lending LLC.(18)
10.28	Amending Agreements dated April 14, 2022 between the Company and BV Lending LLC.(19)
10.29	Amending Agreements dated June 14, 2022 between the Company and BV Lending LLC.(19)
10.30	Amending Agreements dated September 15, 2022 between the Company and BV Lending LLC.
10.31	Amending Agreements dated December 31, 2022 between the Company and BV Lending LLC.
99.1	Joint Filing Agreement dated as of March 9, 2016 among Allen Ball and BV Natural Resources LLC.(20)

Notes:

(1)Filed as an exhibit to Issuer’s Registration Statement on Form 10/A filed with the SEC on December 24, 2014.

(2)Filed as an exhibit to Issuer’s Current Report on Form 8-K filed with the SEC on March 11, 2015.

(3)Filed as an exhibit to Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2015.

(4)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on September 14, 2016.

(5)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 15, 2017.

(6)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 14, 2018.

(7)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on August 3, 2018.

(8)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on September 14, 2018.

(9)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on July 19, 2019.

(10)Filed as an exhibit to Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2019.

(11)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 16, 2019.

(12)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 13, 2020.

(13)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on July 28, 2020.

(14)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 14, 2020.

(15)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 16, 2021.

(16)Filed as an exhibit to Issuer’s Form 10-K filed with the SEC on August 11, 2021.

(17)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on December 15, 2021.

(18)Filed as an exhibit to Issuer’s Form 10-Q filed with the SEC on March 24, 2022.

(19)Filed as an exhibit to the Schedule D/A filed with the SEC on September 9, 2022

(20)Filed as an exhibit to the Schedule D filed April 12, 2016

(21)Filed as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 19, 2022

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BV NATURAL RESOURCES LLC

Dated: January 18, 2023

By: Ball Ventures, LLC, an Idaho limited liability company, the Member

By: BV Management Services, Inc., an Idaho corporation, the Manager

By: /s/ Cortney Liddiard
Cortney Liddiard, President

Dated: January 18, 2023	/s/ Allen L. Ball
Allen L. Ball